SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant’s name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure: Final Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLTECH GROUP PLC (Registrant)

By:	/s/ PETER ALLEN
Peter Allen Chief Financial Officer

Dated: 16 March, 2004

Embargoed for release at 7am

16th March 2004

CELLTECH GROUP PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR YEAR

ENDED 31 DECEMBER 2003

Celltech Group plc (LSE: CCH; NYSE: CLL) today announces preliminary results for the year ended 31 December 2003. Results highlights are as follows:

•	Financial Results

•	Product sales and royalties: £353.3 million (+7%; +12% at constant exchange rates (CER)).

•	Net pre-tax profit (pre-goodwill amortisation and exceptional items): £52.2 million (+4%).

•	Earnings per share (pre-goodwill amortisation and exceptional items): 16.0p (+3%).

•	Exceptional charges: £8.8 million, arising from restructuring items, closure costs and other one-off charges, offset by release of tax provisions.

•	Cash and liquid resources at 31 December 2003: £155.0 million (2002: £105.1 million)

•	Post tax results on a UK GAAP basis after goodwill amortisation and exceptional items: loss of £53.9 million, 19.5p per share (2002: loss of £45.8 million, 16.7p per share).

•	R&D operations

•	Pfizer agrees to return rights to CDP870.

•	Initiation of two large Phase III studies with CDP870 in Crohn’s disease.

•	Entry of four products into Phase I clinical development: CDP484 and CDP323 for inflammatory diseases, CDP791 and CMC-544 for cancer.

•	Successful acquisition and completion of integration of Oxford GlycoSciences (OGS).

•	Commercial operations

•	Product sales: £259.2 million (+6% at CER); 22% growth at CER in key promoted brands.

•	Successful relaunch of Dipentum.

•	Completion of EU sales force restructuring, to focus on specialist prescribing audiences.

Dr Goran Ando, Chief Executive of Celltech, commented: “The past year has seen good performances in Celltech’s commercial operations and royalty income, coupled with exceptional progress in our early stage pipeline and the continued advancement of CDP870 development in rheumatoid arthritis and Crohn’s disease. During the past year we have also streamlined Celltech’s operations to better support our future growth. Celltech’s strong balance sheet and robust financial performance enable us to fully support the development and commercialisation of our innovative pipeline of products as we progress towards our goal of becoming a global biotechnology leader.

A key event during 2003 was the unexpected opportunity that arose through Pfizer’s return of rights to CDP870. The changes we have made in Celltech’s business, along with its experienced management team, position us well to maximise the value of CDP870 for our shareholders.”

R&D operations

Celltech’s product pipeline encompasses both antibody and small molecule approaches targeting high value disease areas. Celltech is currently strengthening its development capabilities to ensure rapid progression of key programmes, and appointed Grahaem Brown as Development Director in late 2003. Recent advances with key development programmes are summarised below.

•	CDP 870

CDP870 is being developed as a new treatment for rheumatoid arthritis (RA) and Crohn’s disease, and is expected to be a competitive entrant into the fast growing TNF-alpha inhibitor market, in particular through its convenient four-weekly subcutaneous dosing regimen. Following Celltech’s announcement in December 2003 that it would regain all rights to CDP870 from Pfizer, it has received a large number of unsolicited licensing approaches from pharmaceutical and biotechnology companies, and is currently in discussions with a view to securing a new collaboration partner for CDP870 during the second quarter of 2004.

In Crohn’s disease, Celltech initiated a large international Phase III programme during December 2003. These studies will assess the ability of CDP870 to induce and maintain a clinical response, and will incorporate patient stratification based upon baseline C-reactive protein (CRP) levels in its primary endpoints. Crohn’s disease will be the first regulatory submission for CDP870, planned for 2005. Celltech intends to market CDP870 in Crohn’s disease using its specialist sales forces in the US and Europe.

In RA, two trials are ongoing to assess the impact of CDP870 on signs and symptoms of disease. The first of these studies, in which CDP870 is being assessed in combination with methotrexate (MTX), will conclude in late March 2004. The second of these studies, in which CDP870 is being assessed as monotherapy, is due to conclude early in the second half of 2004. The majority of patients who have completed the blinded phase of these two studies have opted to continue treatment with CDP870 in a long-term safety, open label extension study.

A further trial required for registration, designed to assess the impact of CDP870 on disease progression, is scheduled to commence in the second half of 2004, facilitating a 2006 regulatory filing in RA. Celltech is currently finalising plans for this study, which it is anticipated will be conducted by a new collaboration partner.

The reversion of CDP870 rights to Celltech removes the limitations within the Pfizer agreement and provides an opportunity to fully exploit indications, such as psoriasis and psoriatic arthritis. Phase II studies in new indications are planned to commence during the next 12 months. Celltech has also initiated various lifecycle management initiatives, in particular improvements in the delivery system for CDP870.

Sales of TNF-alpha inhibitors continue to grow significantly, increasing from $2.1 billion in 2002 to $3.3 billion in 2003, driven by both increased penetration in RA and Crohn’s disease, along with a strong initial uptake in new diseases such as psoriasis, psoriatic arthritis and ankylosing spondylitis. This market is expected to show significant further growth, providing an attractive commercial opportunity for CDP870.

•	CDP484, a PEGylated antibody fragment targeting the pro-inflammatory cytokine interleukin-1-beta, was entered into a large placebo controlled Phase I/II study in RA patients during 2003. This study will assess the safety and efficacy of ascending doses of CDP484 and is expected to conclude in late 2004.

•	CDP791, a PEGylated antibody fragment targeting a growth factor receptor involved in tumour angiogenesis, was entered into a Phase I/II study in patients with a range of advanced solid tumours during 2003. Results from this study, which will assess the safety of ascending doses of CDP791 along with its pharmacological activity, are expected during the second half of 2004.

•	CDP323, a small molecule inhibitor of alpha-4 integrins, has demonstrated potent anti-inflammatory activity in preclinical models of disease. Celltech is currently completing Phase I studies to assess the safety and bioavailability of CDP323. The first Phase II study with CDP323, in RA patients, is planned to start during the second half of 2004. A competitor antibody approach has demonstrated encouraging efficacy in multiple sclerosis, and Celltech is currently evaluating the optimum development strategy for further indications.

•	CMC-544, a humanised anti-CD22 monoclonal antibody linked to the potent toxin calicheamicin, is currently being assessed in a Phase I study in patients with Non-Hodgkin’s lymphoma being undertaken by Celltech’s partner, Wyeth.

•	CDP146, a small molecule inhibitor of p38 MAP kinase, has demonstrated potent anti-inflammatory effects in preclinical models. Celltech has generated a series of compounds with both high potency and selectivity. The lead compound, CDP146, was entered into preclinical development in late 2003. Phase I clinical trials are planned to commence during the second half of 2004.

•	CDP923, a second-generation oral substrate reduction therapy for the treatment of inherited storage disorders, is currently undergoing a Phase I multiple dose study in healthy volunteers designed to confirm preclinical findings that this compound lacks the gastrointestinal toxicity seen with the first generation compound, Zavesca (miglustat). Celltech is evaluating the optimum development route for this compound for entry into pivotal Phase II studies.

•	Development of CDP860, a PEGylated antibody fragment targeting PDGF-beta receptor, has been discontinued, reflecting lack of progress in partnering discussions. There are no costs associated with this termination.

Celltech’s research pipeline, underpinned by its state-of-the-art technology platforms including its PEGylated antibody fragment and SLAM antibody technologies, continues to progress well, in particular with several important milestones having been met in its osteoporosis collaboration with Amgen, and a new collaboration with Biogen Idec on autoimmune diseases. Celltech’s research operations have been augmented through the integration of OGS, significantly expanding its oncology research efforts.

Commercial operations

Celltech has made significant progress during the last year in reinforcing and focusing its commercial operations to maximise the returns from both its existing and future marketed products. In parallel, Celltech’s commercial organisation continues to work closely with key international opinion leaders and its R&D organisation to shape the development of CDP870 and its earlier stage development programmes. Celltech’s acquisition of rights to Dipentum during 2002 is an important component of this strategy, enabling Celltech to build strong relationships with the gastroenterology community ahead of the launch of CDP870 in Crohn’s disease.

Due to the variability of foreign currencies, all comparisons of sales performance have been made at constant exchange rates. All other financial comparisons have been made at historic exchange rates.

The commercial operations performed strongly, with product sales increasing by 6% to £259.2 million (2002: £244.2 million). Sales of Celltech’s key promoted brands increased by 22% to £138.3 million

(2002: £113.8 million), reflecting both the focusing of sales and marketing resources behind these products, and the impact of life cycle management activities. Sales of other products declined by 7% to £120.9 million (2002: £130.4 million), reflecting the cessation of certain co-promotion agreements, which reduced revenues by approximately £5.5 million versus 2002. European sales were also affected by the introduction of pharmacy rebates in Germany during 2003.

•	Sales of Major Products

	2003 £m	2002* £m	Change %
Key promoted brands:
Tussionex (US)	68.1	65.6	+4
Metadate CD (US)	20.2	16.6	+22
Delsym (US)	18.0	13.1	+37
Dipentum (US/Europe)	17.1	4.4	+289
Perenterol (Germany)	7.8	7.8	0
Coracten (UK)	7.1	6.3	+13

Total key promoted brands	138.3	113.8	+22
Other products:
Zaroxolyn (US)	25.3	26.2	-3
Generic methylphenidate (US/Europe)	9.8	11.7	-16
Ionamin (US)	5.0	5.1	-2
Semprex-D (US)	4.0	2.4	+67
Pediapred (US)	1.4	3.6	-61
Other (US/Europe)	75.4	81.4	-7

Total other products	120.9	130.4	-7

Total product sales	259.2	244.2	+6

Effect of exchange differences	—	8.7

As reported	259.2	252.9	+2

*	At constant 2003 exchange rates

Performances of key products are summarised below:

•	Celltech’s US cough/cold franchise remains an important source of revenues and performed well during 2003. Tussionex, Celltech’s 12-hour hydrocodone-based anti-tussive, increased its market share by 11% and total prescriptions by 8%, with sales increasing by 4% to £68.1 million (2002: £65.6 million). Delsym, Celltech’s 12-hour OTC anti-tussive, responded well to life cycle management initiatives and proactive brand and channel management, with sales increasing by 37% to £18.0 million (2002: £13.1 million). Celltech’s cough/cold franchise is expected to be further strengthened by the implementation of further life cycle management initiatives, including the anticipated launch of Codeprex, the first 12-hour codeine-based anti-tussive, during the second half of 2004 to be ready for the 2004/5 cough/cold season.

•	Dipentum, a treatment for ulcerative colitis acquired from Pharmacia during 2002, performed well in all territories during its first full year under Celltech’s ownership, with sales increasing to £17.1 million (2002: £4.4 million from September 2002).

•	Metadate CD, Celltech’s once-daily methylphenidate product sold in the US, performed strongly during 2003, notwithstanding the reduction of promotional efforts behind this product during 2002. In particular, the launch of 10mg and 30mg strengths for this product during 2003 led to performance above expectations, with sales of Metadate CD increasing by 22% to £20.2 million (2002: £16.6 million). In Europe, Celltech expects to launch Equasym XL, the European trade name for its once-daily methylphenidate product, in certain territories during 2004.

•	Sales of Zaroxolyn (metolazone), a diuretic sold in the US for the treatment of oedema associated with congestive heart failure, declined to £25.3 million (2002: £26.2 million). Following the expiry of patent protection for Zaroxolyn during 2002, Celltech pre-emptively launched its own generic metolazone during the second half of 2003, and during December 2003 the US FDA approved three generic competitor metolazone products. Due to the genericisation of Zaroxolyn Celltech no longer promotes this product and anticipates a rapid decline in sales during 2004.

•	Perenterol, an antidiarrhoeal sold in Germany, maintained sales at £7.8 million (2002: £7.8 million) despite the impact of pharmacy rebates of 6% introduced during 2003.

•	Coracten, a branded generic version of nifedipine sold in the UK, continued to respond to Celltech’s strong promotional effort, with sales increasing by 13% to £7.1 million (2002: £6.3 million).

A restructuring of Celltech’s UK, French and German sales forces was completed during 2003 and is due to be completed in the first half of 2004 in its Spanish operations. As part of the restructuring process, Celltech has recruited 47 highly skilled new sales representatives, in addition to strengthening senior management in certain countries. The result of this restructuring was a net reduction of 153 representatives to 140, with associated exceptional charges in 2003 of £9.0 million. The annualised cost savings arising from these actions amounts to £5.0 million, including the impact of the cessation of certain co-promotion agreements. These changes, along with continued improvements to the supporting infrastructure, provide Celltech with the key components of a world-class specialist focused organisation in the US and Europe.

To add further critical mass to the European organisation, Celltech in-licensed European rights to Xyrem, a treatment for narcolepsy, from Orphan Medical during 2003. Under the terms of the licensing agreement, Celltech made an upfront payment to Orphan Medical of $2.5 million and will make further milestone payments of up to $13 million dependent upon achieving certain development and sales-based milestones, in addition to paying a royalty on sales. This product will be filed for approval in the first quarter of 2004 and is anticipated to be launched during 2005. Xyrem has been granted Orphan Drug Designation status in Europe, which provides a 10 year period of marketing exclusivity upon approval.

Royalties

A substantial increase in royalty income was achieved during 2003, arising mainly from Celltech’s antibody engineering revenues, which increased by 28% to £62.7 million at constant exchange rates, notwithstanding the impact of Celltech’s 2001 settlement agreement with Genentech, which reduced the effective rate for royalty income received during the last quarter of 2003. Antibody engineering revenues are expected to remain at broadly the 2003 level in 2004, with the anticipated growth in the underlying products being offset by further tapering of the effective rate due to the Genentech settlement.

	2003 £m	2002* £m	Change %
Antibody engineering	62.7	48.8	+28
Pertactin	8.6	10.1	-15
Asacol	6.1	7.0	-13
Mylotarg	3.1	2.5	+24
Other	3.1	2.1	+48
	83.6	70.5	+19
Exchange gains on forward contracts	10.5	—
Total royalties	94.1	70.5	+33
Effect of exchange differences	—	6.2
As reported	94.1	76.7	+23

*	At constant 2003 exchange rates

Financial Results

Operational profit and loss account for the year ending 31 December 2003

	2003 £m	2002 £m	Change %
Sales	353.3	329.6	+7
Cost of sales	(101.5)	(94.7)	+7
Gross profit	251.8	234.9	+7
Research and development	(106.1)	(95.7)	+11
Selling, marketing and distribution	(67.4)	(71.5)	-6
Corporate and general administration	(31.3)	(26.8)	+17
Total expenses	(204.8)	(194.0)	+6
Operating profit before other income	47.0	40.9	+15
Other income	2.5	8.1	-69
Operating profit pre exceptional items and goodwill	49.5	49.0	+1
Interest	2.7	1.4	+93
Net profit pre exceptional items and goodwill	52.2	50.4	+4
Tax	(7.8)	(7.6)	+3
Net profit after tax pre exceptional items and goodwill	44.4	42.8	+4
Earnings per share pre exceptional items and goodwill	16.0p	15.5p	+3
Operating loss (statutory basis)	(63.6)	(44.7)	+42
Loss on ordinary activities after taxation (statutory basis)	(53.9)	(45.8)	+18
Earnings per share (statutory basis)	(19.5p )	(16.7p )	+17

Discussion of overall financial performance for the year is based upon the operational profit and loss account, which excludes goodwill amortisation and exceptional items, and is derived from the statutory profit and loss account. Goodwill arises from accounting treatment of company acquisitions, representing the difference between the underlying fair value of the business and its acquisition price, and for acquisitions since January 2000 is written off over the useful economic life of those businesses. It is Celltech’s view that the operational performance is best assessed with reference to the financial results before taking account of either amortisation of goodwill or one-off exceptional items.

The strong performance of marketed products and royalties enabled Celltech to increase its R&D expenditure to £106.1 million (2002: £95.7 million), reflecting the significant progress with both CDP870 and Celltech’s earlier stage pipeline products, along with the addition of certain aspects of OGS’ R&D activities into Celltech’s operations. Selling, marketing and distribution costs were reduced by 6% to £67.4 million (2002: £71.5 million), primarily arising from the impact of sales force restructuring initiatives and exchange rate movements. General and administrative expenses were affected by the continued increase in insurance charges, increasing by 17% to £31.3 million (2002: £26.8 million). Operating profit before other income increased by 15% to £47.0 million (2002: £40.9 million).

Other income arising from product collaborations was markedly lower than 2002, which included a $10 million (£6.4 million) payment from Pharmacia relating to the initiation of Phase III studies with CDP870. Other income is expected to be substantially higher during 2004, following the anticipated outlicensing of CDP870.

Excluding the impact of exceptional items, the Group maintained a taxation rate of 15% for the year (2002: 15%). Celltech expects to maintain a taxation rate of not more than 20% for at least three years, based upon the current fiscal environments in the US and UK.

The factors outlined above resulted in a small increase, as expected, in operating profit pre exceptional items and goodwill, to £49.5 million (2002: £49.0 million). Earnings per share pre exceptional items and goodwill increased by 3% to 16.0p (2002: 15.5p). In line with normal practice amongst international biotechnology peer companies, no dividend is proposed for the year.

As previously indicated, Celltech anticipates a flat earnings profile, excluding the impact of the weakening of the US dollar as noted in the Financial Results section below, ahead of the planned launch of CDP870 in Crohn’s disease during 2006, reflecting the anticipated growth in sales of its marketed products and new partnering arrangements, offset by the tapering of antibody engineering revenues described above, and its desire to maintain a competitive level of investment in R&D.

Celltech maintained a strong financial position during the year, with year-end cash and liquid resources increasing to £155.0 million (2002: £105.1 million). The Group’s treasury operations have been simplified during the year, with the repayment of the $50 million, 5-year loan note in December 2003, and the early repayment of the £31 million convertible debt due from PowderJect Pharmaceuticals plc, following its acquisition by Chiron during 2003. The Group retains a £65 million, three-year revolving credit facility, designed to provide flexibility in its future funding arrangements.

•	Strategic review of Celltech’s business

Celltech has implemented a number of changes during 2003, designed to further strengthen its business and to release resources to invest in its early stage development pipeline and late stage research activities, along with life cycle management measures for its key marketed products.

•	European sales force restructuring

As highlighted in the review of Commercial Operations, Celltech has undertaken a substantial restructuring in its European commercial operations, resulting in an exceptional charge of £9.0 million.

•	Restructuring of US manufacturing operations

As highlighted at the half year, Celltech closed its satellite manufacturing facility in Santa Ana, California during the second half of 2003, giving rise to an exceptional charge of £4.5 million.

•	Closure of Seattle facility

Following a review of Celltech’s long-term R&D needs, the decision was made in the second half of 2003 to close its Seattle research facility, resulting in an exceptional charge of £5.6 million. The annual savings of approximately £11 million will be reinvested in Celltech’s early stage development pipeline and late stage research activities.

•	Integration of OGS

Following its acquisition of OGS in the first half of 2003 for £106.1 million, including transaction costs, Celltech has undertaken a substantial restructuring of this business. At the time of its acquisition by Celltech, OGS had net cash of £126.6 million. Celltech has recorded exceptional restructuring costs, mainly relating to staff redundancies and discontinued projects, of £4.5 million in 2003. The costs of restructuring and cash outflows relating to discontinued projects amounted to £20.2 million, which, along with the anticipated cash inflows and outflows during 2004, is expected to meet Celltech’s goal of a cash neutral acquisition of valuable assets.

•	Development reorganisation

Reorganisation charges associated with the strengthening of Celltech’s development group totalling £1.5 million have been reflected in the 2003 financials, with the reorganisation due to be completed in 2004.

•	Write down of investment in NeoGenesis

In light of the current environment for biotechnology IPO’s, Celltech has written down its investment in NeoGenesis to nil, reflecting the estimated value of Celltech’s investment in NeoGenesis in the event of a trade sale, leading to an exceptional charge of £7.0 million. The write down of NeoGenesis shares acquired through its purchase of OGS, with a value of £4.3 million has been reflected as an adjustment to the fair value of assets acquired.

•	Discontinuation of CDP 571

As highlighted at the half year, following the discontinuation of the development of CDP571, Celltech wrote off stock with a book value of £7.5 million.

•	Release of tax provision

Following resolution of most of the outstanding issues with tax authorities in various jurisdictions, relating to the tax affairs of Celltech through 2000, Celltech has released a provision for tax liabilities amounting to £28.5 million, held primarily by Medeva at January 2000, shown as an exceptional credit in 2003.

A breakdown of exceptional charges for the year is detailed below. The estimated cash impact of these exceptional charges amounts to £20.0 million, of which £8.7 million has been spent during 2003. Celltech does not anticipate any further exceptional charges in 2004 related to the activities detailed above.

£m
Write off of CDP571 stocks	7.5
Closure of Santa Ana manufacturing facility	4.5
Closure of Seattle research facility	5.6
EU sales force restructuring	9.0
OGS integration	4.5
Development reorganisation	1.5
Write down of investment in NeoGenesis	7.0
Other asset write downs	0.9

Exceptional items before taxation	40.5
Partial release of tax provision	(28.5)
Tax credit on exceptional items	(3.2)

TOTAL EXCEPTIONAL ITEMS	8.8

As is typical in the pharmaceutical sector, a large component of Celltech’s revenues arises in the US. During 2003, the average US dollar exchange rate was $1.64, compared to $1.50 for 2002. The effect of the weaker dollar was offset by gains on foreign exchange contracts of £10.5 million, which has been recorded as a component of royalty revenues. In line with the planned new International Accounting Standard IAS39, Celltech has in place forward cover for 2004 for its expected net royalty income. It is estimated that each $0.10 adverse movement versus the average 2003 rate of $1.64 will impact net profit before goodwill and restructuring items in 2004 by approximately £5 million.

Celltech’s 2003 results presentation to analysts and investors will be webcast commencing at 09:30 a.m. today, with a full replay service of the presentation available following the meeting. The webcast and replay are accessible through Celltech’s website at www.celltechgroup.com.

Contacts

Goran Ando	Chief Executive Officer (44) (0) 1753 534655
Peter Allen	Deputy CEO and CFO
Richard Bungay	Director of Corporate Communications

Jon Coles	Brunswick (44) (0) 207 404 5959
Wendel Carson	Brunswick

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe’s largest biotechnology companies, with an extensive late stage development pipeline, funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Celltech desires to take advantage of the “Safe Harbor” provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to: the ability to secure a new collaboration partner for CDP870 on acceptable terms or at all, including the likely timing of such a collaboration and the ability to secure significant up front collaboration payments; the anticipated timing of clinical studies, regulatory submissions and product launches, including CDP870, CDP484, CDP323, CDP791, CDP146, CDP923, Codeprex, Xyrem and Equasym XL; the ability to increase revenues from existing marketed products; the ability to maintain the current level of royalty revenues; and the ability to maintain the current earnings profile ahead of the launch of CDP870, are forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: pricing and product initiatives of the Company’s competitors, including the introduction of branded competition or generic substitution for the Company’s products, unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company’s expectations, failure to obtain and maintain required approvals for products from governmental authorities, unavailability of raw materials or other interruptions in production or product distribution both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products or marketed products, fluctuations in currency exchange rates, inability of the Company to market existing and new products effectively, the failure of the Company’s development, manufacturing and marketing partners to perform their contractual obligations and the risk of substantial product liability claims. Other factors that could affect these forward-looking statements are described in the Company’s reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company’s best judgement as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

Consolidated Profit and Loss Account for the year ended 31 December 2003

		2003			2002
	Notes	Pre exceptional items and goodwill £m	Exceptional items and goodwill £m	Total £m	Pre exceptional items and goodwill £m	Exceptional items and goodwill £m	Total £m

Turnover		353.3	—	353.3	329.6	—	329.6
Cost of sales		(101.5)	—	(101.5)	(94.7)	—	(94.7)

Gross profit		251.8	—	251.8	234.9	—	234.9

Investment in research and development		(106.1)	—	(106.1)	(95.7)	—	(95.7)
Selling, marketing and distribution expenses		(67.4)	—	(67.4)	(71.5)	—	(71.5)
Corporate and general administration expenses excluding exceptional items and goodwill charges		(31.3)	—	(31.3)	(26.8)	—	(26.8)
Exceptional items	4	—	(18.9)	(18.9)	—	—	—
Goodwill amortisation		—	(94.2)	(94.2)	—	(93.7)	(93.7)
Administration expenses		(31.3)	(113.1)	(144.4)	(26.8)	(93.7)	(120.5)

Operating profit/(loss) before other income		47.0	(113.1)	(66.1)	40.9	(93.7)	(52.8)
Other income	1	2.5	—	2.5	8.1	—	8.1

Operating profit/(loss)		49.5	(113.1)	(63.6)	49.0	(93.7)	(44.7)
Losses on the termination of operations	4	—	(14.6)	(14.6)	—	—	—
Provision against fixed asset investment	4	—	(7.0)	(7.0)	—	—	—

Profit on ordinary activities before interest		49.5	(134.7)	(85.2)	49.0	(93.7)	(44.7)
Net interest receivable		2.7	—	2.7	1.4	—	1.4

Profit/(loss) on ordinary activities before taxation		52.2	(134.7)	(82.5)	50.4	(93.7)	(43.3)
Tax on profit/(loss) on ordinary activities	5	(7.8)	36.4	28.6	(7.6)	5.1	(2.5)

Profit/(loss) on ordinary activities after taxation		44.4	(98.3)	(53.9)	42.8	(88.6)	(45.8)

Accrual for unpaid preference share dividend		(0.1)	—	(0.1)	(0.2)	—	(0.2)

Transfer to/(from) profit and loss reserve		44.3	(98.3)	(54.0)	42.6	(88.6)	(46.0)

Basic earnings/(loss) per share (pence)	2	16.0	n/a	(19.5)	15.5	n/a	(16.7)
Diluted earnings/(loss) per share (pence)	2	16.0	n/a	(19.5)	15.4	n/a	(16.7)

The results presented above arise from continuing operations. Oxford GlycoSciences (“OGS”) has been consolidated as from 14 April 2003. Included in the operating result within the investment in research and development charge of £106.1 million are £3.9 million of costs in respect of continuing projects acquired with OGS. No turnover has been consolidated in respect of OGS.

Consolidated Balance Sheet as at 31 December 2003

		2003	2002
	Notes	£m	£m
Fixed assets
Intangible assets		351.4	439.9
Tangible assets		87.3	95.2
Investments	6	2.8	40.2

		441.5	575.3

Current assets
Stock		36.4	43.4
Debtors		77.5	76.6
Equity investments		0.8	—
Cash and liquid resources		155.0	105.1

		269.7	225.1
Creditors: amounts falling due within one year		(149.9)	(160.1)

Net current assets		119.8	65.0

Total assets less current liabilities		561.3	640.3
Creditors: amounts falling due after more than one year		(5.7)	(12.7)
Provisions for liabilities and charges		(49.7)	(63.2)

Net assets		505.9	564.4

Called up share capital		138.8	141.3
Share premium account		88.5	83.3
Other reserves		619.1	621.4
Profit and loss account		(340.5)	(281.6)

Shareholders’ funds		505.9	564.4

Approved by the Board on 16 March 2004 and signed on its behalf by

Dr Goran Ando

Peter Allen

Directors

Consolidated Cash Flow Statement for the year ended 31 December 2003

	Notes	2003 £m	2002 £m

Net cash inflow from operating activities	A	53.9	49.4
Returns on investments and servicing of finance
Interest received		7.5	2.8
Interest paid		(2.6)	(2.5)
Interest paid on finance leases		(0.1)	(0.1)

Net cash inflow from returns on investment and servicing of finance		4.8	0.2

Taxation
Taxation paid		(7.9)	(4.4)
Taxation refunded		5.1	0.8

Taxation outflow		(2.8)	(3.6)

Capital expenditure and financial investment
Payments made to acquire tangible fixed assets		(15.0)	(11.8)
Payments made to acquire intangible fixed assets including deferred consideration		(13.2)	(16.1)
Proceeds from disposal of equity investments		—	1.1
Proceeds from repayment of PowderJect convertible loan notes		31.0	—
Proceeds from sale of fixed assets		0.6	0.7

Net cash inflow/(outflow) from capital expenditure and financial investment		3.4	(26.1)

Acquisitions and disposals of businesses
Acquisition of OGS, less cash acquired*		(79.0)	—
Cash funding in respect of businesses held for resale		(0.9)	—
Proceeds from termination of Confirmant joint venture		6.4	—
Acquisition of own shares		(1.4)	—

Net cash outflow from disposals and acquisitions of businesses		(74.9)	—

Net cash (outflow)/inflow before management of liquid resources and financing		(15.6)	19.9
Management of liquid resources		7.0	30.1
Financing
Receipts from issuing shares		0.3	2.0
Capital element of finance lease rental payments		(0.7)	(1.1)
Repayment of senior loan notes		(28.5)	—

Net cash (outflow)/inflow from financing		(28.9)	0.9

(Decrease)/increase in cash in the period		(37.5)	50.9

(A) Reconciliation of operating loss to net cash outflow from operating activities

	2003 £m	2002 £m
Operating loss	(63.6)	(44.7)
Operating exceptional items	18.9	—

Operating loss before exceptional costs	(44.7)	(44.7)
Depreciation	13.9	13.3
Goodwill amortisation	94.2	93.7
Intangibles amortisation	3.2	1.0
(Increase)/decrease in stocks	(3.6)	0.1
(Increase)/decrease in debtors	(6.6)	0.9
Increase/(decrease) in creditors	28.9	(9.7)
Settlement of fair value provisions	(22.5)	—

Net cash inflow from operating activities before restructuring costs	62.8	54.6
Outflow relating to operating exceptional costs	(5.1)	(5.2)
Outflow relating to termination of operations	(3.8)	—

Net cash inflow from operating activities	53.9	49.4

(B) Reconciliation of Net Cash Flow to Movement in Net Funds for the year ended 31 December 2003

	2003 £m	2002 £m
(Decrease)/increase in cash	(37.5)	50.9
Acquisition of OGS liquid resources	99.5	—
Management of liquid resources	(7.0)	(30.1)

Total increase in cash and liquid resources	55.0	20.8
Decrease in long-term debt and finance leases	29.2	1.1

Change in net funds arising from cash flow	84.2	21.9
Exchange differences	(2.4)	(2.8)

Movement in net funds in the period	81.8	19.1
Net funds at beginning of period	72.2	53.1

Net funds at 31 December	154.0	72.2

(C) Analysis of changes in net funds

	At 1 January 2003 £m	Acquisitions £m	Cash flow £m	Exchange movements £m	At 31 December 2003 £m
Cash	81.1	—	(37.5)	(5.1)	38.5
Liquid resources	24.0	99.5	(7.0)	—	116.5
Finance leases	(1.7)	—	0.7	—	(1.0)
Loans	(31.2)	—	28.5	2.7	—

Net funds	72.2	99.5	(15.3)	(2.4)	154.0

*	The total cost of the OGS acquisition including transaction costs was £106.1 million. OGS cash and liquid resources inherited with the acquisition were £126.6 million of which £27.1 million was cash. This results in the net £79.0 million cash outflow reported above (£106.1 million less £27.1 million). The impact of the OGS acquisition on Group cash flows is set out in more detail in note 7.

Statutory Accounts

The information presented does not constitute statutory accounts, as defined in section 240 of the Companies Act 1985, for the year ended 31 December 2003 or 2002, but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies, and those for 2003 will be delivered following the Company’s Annual General Meeting. The auditors have issued an unqualified opinion on the accounts for 2003 and 2002.

1. Other income

	2003 £m	2002 £m
Pfizer (CDP870 milestone)	—	6.4
Other milestone income	1.5	1.7
Disposal of product licences	0.5	—
Other collaboration income	0.5	—

Total	2.5	8.1

An amount of £4.8 million (2002: £5.4 million) is held on the balance sheet within accruals and deferred income, in respect of Pfizer’s upfront contribution to the development of CDP870 in the Crohn’s disease indication. This amount has been deferred and is being taken to income over the remaining development period in order to match the revenue with the associated cost. Research and development expenditure in 2003 is shown net of the £0.6 million (2002: £3.7 million) of the upfront contribution utilised during the year.

2. Earnings per share

The basic loss per share is based upon a loss of £54.0 million (2002: loss of £46.0 million) after deduction of preference share dividends of £0.1 million (2002: £0.2 million) and a weighted average number of shares in issue of 276.4 million.

The earnings per share before goodwill and exceptional items is provided which is based on a profit of £44.3 million (2002: profit of £42.6 million). This is reconciled to the loss of £54.0 million (2002: loss of £46.0 million) as set out below:

	2003 £m	2002 £m
Attributable loss	(54.0)	(46.0)
Goodwill amortisation	94.2	93.7
Exceptional items (note 4)	40.5	—
Tax on goodwill and exceptional tax items (note 5)	(36.4)	(5.1)

Adjusted profit	44.3	42.6

The Directors believe that earnings per share based on the adjusted profit provides useful additional information for shareholders.

The diluted earnings/(loss) per share takes into account the dilutive effect of share options and convertible preference shares. A reconciliation between the number of shares used in the calculation of the basic and diluted earnings/(loss) per share is shown in the table below:

	2003 Number m	2002 Number m
Basic weighted average number of shares	276.4	275.4
Share options	1.1	0.6
Convertible preference shares	0.5	1.9

Diluted number of shares	278.0	277.9

Due to the loss making position of the Group, the exercise of share options and conversion of preference shares do not increase the basic loss per share and therefore according to FRS14 the basic and diluted loss per share remain the same. The 2003 and 2002 earnings per share before goodwill and exceptional items and the preference share dividend have been adjusted for the dilutive effect.

3. Exchange rates

The Group uses the average exchange rates prevailing during the year to translate the results of overseas subsidiary undertakings and the year-end rates to translate the net assets of those undertakings. The currency which most influences the Group’s results is the US dollar and the relevant exchange rates are as follows:

US$/sterling	2003	2002
Average rate	1.64	1.50
Year end rate	1.78	1.60

4. Exceptional items

	2003 £m	2002 £m

European sales force restructuring	9.0	—
Write off of CDP 571 stocks	7.5	—
Development restructuring	1.5	—
Thiemann asset write down	0.9	—

Operating exceptional charge	18.9	—
Loss on the termination of operations	14.6	—
Provision against fixed asset investment	7.0	—

Exceptional items before taxation	40.5	—
Exceptional tax items (note 5)	(31.7)	—

Exceptional items	8.8	—

Of the total exceptional charge of £40.5 million before taxation, £20.0 million will result in a cash outflow for the Group and £20.5 million represents asset write downs. The non-cash items are the write off of the investment in Neogenesis and CDP571 stocks together totalling £14.5 million, tangible fixed asset impairments of £4.5 million and £1.5 million of inventory write-downs at the Santa Ana manufacturing facility.

The total cash expenditure on exceptional items in the year ended 31 December 2003 was £8.9 million (£8.7 million of items booked in the current year and £0.2 million of prior year items) leaving a balance of £11.3 million to be spent primarily during 2004. The total cash cost of £20.0 million includes £14.5 million of redundancy and related costs.

Operating exceptional items

European sales force restructuring

During the year the UK, French, German and Spanish sales forces have been restructured from primary care to specialist focus. The majority of the costs in all locations relates to provisions for redundancy and related expenditure. As at 31 December 2003 £4.8 million of this provision remains to be utilised.

Write off of CDP571 stocks

Following a review of CDP571 undertaken during 2003 it was determined that the commercial opportunities for this product, including its use on a named patient basis, would not be actively pursued. Consequently, the stock of CDP571 held as at 31 December 2002 (£7.5 million) has been written down to nil.

Development restructuring

These costs relate primarily to the Group’s announced reorganisation of the development functions of the Group based in Slough and Cambridge. The charge relates to provision for redundancy costs and external consulting costs. As at 31 December 2003 £0.9 million of the total provision remains to be utilised.

Thiemann asset write down

With the acquisition of Thiemann in 2001 the Group inherited a freehold building in Waltrop in North-east Germany. During 2002 Celltech’s German operations relocated to new leased offices in the Essen area of Germany. The charge in 2003 reflects a write-down to net realisable value of the Waltrop site.

Loss on termination of operations

The table below sets out the loss on termination of operations:

£m
Closure of Seattle research operations	5.6
Closure of Santa Ana manufacturing facility	4.5
OGS closure costs	4.5

Total	14.6

Closure of Seattle research operation

Following a review of Celltech’s long-term research and development needs, the decision was made to close its Seattle research facility. This closure has resulted in an exceptional charge of £5.6 million, reflecting provision for redundancy costs, short-term lease commitments and writing down the remaining book value of the facility to nil. As at 31 December 2003 £3.4 million of the provision remains to be utilised.

Closure of Santa Ana manufacturing facility

In June 2003 Celltech announced the closure of its manufacturing facility in Santa Ana, California. The site produced various methylphenidate products. Production associated with the tableting and packaging of these products has been transferred to the Group’s facility in Rochester, New York. The provision for closure costs relates primarily to redundancies, lease commitments and asset write-downs. As at 31 December 2003 £0.5 million of the provision remains to be utilised.

OGS closure costs

Following Celltech’s acquisition of OGS, a substantial restructuring of OGS’ operations was undertaken. The charge relates primarily to provision for redundancy costs for staff and development spend on projects to be discontinued. As at 31 December 2003 £1.7 million of the provision remains to be utilised.

Provision against fixed asset investment

Neogenesis investment write off

In light of the current environment for biotechnology IPO’s, the Directors have determined that the estimated value of Celltech’s investment in Neogenesis in the event of a trade sale is nil leading to a write-down of £7.0 million.

5. Taxation

	2003 £m	2002 £m

UK corporation tax at 30% (2002: 30%)	1.3	0.7
Utilisation of tax losses	(1.3)	(0.7)

UK corporation tax	—	—

Overseas - federal and state tax	7.6	4.7
- deferred tax	(31.5)	2.9

Overseas taxation	(23.9)	7.6

Deferred tax credit on goodwill	(4.7)	(5.1)

Taxation charge	(28.6)	2.5

Exceptional and goodwill items	2003 £m

Tax credit on exceptional items	(3.2)
Release of other non-current tax liabilities	(28.5)

Total exceptional tax items	(31.7)
FRS19 deferred tax credit on goodwill	(4.7)

Exceptional tax and goodwill items	(36.4)

Tax credits on exceptional items arising during the year are primarily in respect of restructuring charges outside the UK. Where restructuring charges have led to an increase in taxation losses, the benefit of such losses has not been recognised. In addition, as a result of the Group resolving a number of outstanding tax issues with various tax authorities during the course of the year, an amount of £28.5 million held primarily by Medeva at January 2000 has been released as an exceptional credit.

FRS 19 ‘Deferred Tax’ requires that the Group recognises deferred tax assets in respect of the timing difference associated with goodwill on which tax benefits are obtained. This has resulted in the Group recognising a deferred tax asset of £4.7 million in the year. It is anticipated that additional deferred tax assets will be recognised in subsequent years before reversing in accordance with the nature of the timing difference.

6. Investments

Long-term investments

	2003 £m	2002 £m

Loan notes	1.9	32.9
Investment in Neogenesis	—	7.0
Own shares held	0.9	0.3

At 31 December 2003	2.8	40.2

Movements in investments during the year are as follows:

£m
At 1 January 2003	40.2
PowderJect loan notes repaid	(31.0)
Acquisition of own shares	1.4
Accrual for deferred bonus scheme	(0.8)
Write down of Neogenesis investment	(7.0)

At 31 December 2003	2.8

7. Acquisition of subsidiary undertakings

OGS

Fair value

On 26 February 2003, Celltech announced the terms of a cash offer for the entire issued and to be issued share capital of OGS. On 11 April 2003 the Board of OGS recommended that shareholders accept the offer by Celltech and by the 14 April 2003 the Group held more than 50% of the shares of the entity. The offer of £1.82 for each OGS share, valued the company at £102.3 million (56 million issued shares at the date of acquisition, plus a further 0.9 million of subsequent option exercise at £1.82 less £1.2 million in option receipts). On 4 June 2003 Celltech announced that it had purchased or received valid acceptances in respect of 90.3% of the issued share capital of OGS, and had commenced the procedure for the compulsory acquisition of the remaining OGS shares. On 18 July 2003 the process was completed and OGS was de-listed from the London Stock Exchange on 21 July 2003.

The total cost of the OGS acquisition was £106.1 million which includes £3.8 million of expenses. The assets and liabilities of OGS acquired are as follows:

			Book Value £m	Business held for resale £m	Fair value adjustments £m	Total fair value £m

Fixed assets	(a	)	13.6	(8.0)	(5.6)	—
Investments	(b	)	11.3	(5.8)	(4.7)	0.8
Stocks			0.2	(0.2)	—	—
Debtors	(c	)	9.4	(2.9)	(2.9)	3.6
Cash and liquid resources			126.6	—	—	126.6
Creditors	(d	)	(8.5)	0.7	3.5	(4.3)
Provisions	(e	)	—	—	(34.2)	(34.2)
Deferred income			(8.2)	8.2	—	—
Businesses held for resale and acquisition of Confirmant	(f	)	—	8.0	(2.5)	5.5

Net assets acquired			144.4	—	(46.4)	98.0
Total consideration						(106.1)

Goodwill						(8.1)

Based on the preliminary fair values £8.1 million of goodwill arises on this transaction. The goodwill has been capitalised and is being amortised over 10 years which is based on the Directors’ estimate of useful economic life.

Fair value adjustments have been made to the book value of the assets and liabilities to adjust where applicable the carrying value of certain assets and liabilities. The above fair values are preliminary and will be further reviewed based on additional information available at 30 June 2004 and 31 December 2004.

The material fair value adjustments to the net assets of OGS were determined as follows:

(a)	Tangible fixed assets have been written off as they will not be used by Celltech and recoverable values are considered to be negligible. Intangible assets have not been capitalised separately from goodwill as the value of the business is considered to be primarily in early stage Oncology research projects. Celltech does not consider that a reliable valuation can be made of such projects suitable for capitalisation separate from goodwill.

(b)	Investments have been written down to recoverable value based on market value and have been classified on the Celltech balance sheet as equity investments. OGS investments included a £4.3 million stake in Neogenesis which has been written down to nil.

(c)	Debtors have been written down to recoverable value. A significant proportion of the OGS debtors were prepayments for activities and projects which were discontinued by Celltech. Consequently these had no value to Celltech.

(d)	OGS creditor and accrual balances inherited were adjusted in light of the actual settlements made post acquisition.

(e)	Fair value provisions have been established for onerous obligations inherited with the acquisition. These relate primarily to lease obligations, committed development spend on non-valuable projects and other contractual obligations including payments to former senior executives who had change of ownership termination clauses in their service contracts.

(f)	The Proteomics business of OGS was held for resale. The fair value represents the estimated result of the business prior to any disposal together with the anticipated net proceeds from the assets inherited. The table below sets out the material balance aggregated on to the businesses held for resale line on acquisition.

£m
Net receipt from termination of Confirmant Limited joint venture (see note 8)	6.4
Other – Proteomics	(0.9)

Business held for resale	5.5

At the half year the businesses held for resale line was reported as being £8.0 million, the adjusted fair value at 31 December 2003 reflects the unsuccessful outcome of efforts to dispose of the business (see note 8).

Due to the business no longer being held for disposal as at 31 December 2003 the remaining assets and liabilities of the Proteomics business and Confirmant Limited are included within the usual statutory headings.

Impact of OGS’s acquisition on cash flows

OGS’s contribution to the Group cash flow since the date of acquisition can be summarised as follows:

£m
Operating result (result £3.9 million loss, integration costs £4.5 million)	(8.4)
Cash flow on fair value provisions	(22.5)
Working capital movements	(4.4)

Net cash outflow from operating activities	(35.3)
Interest received	2.1
Taxation	3.6
Cash funding in respect of businesses held for resale	(0.9)

Cash outflow before use of liquid resources	(30.5)

The total impact on cash and liquid resources including acquisition flows for the year ended 31 December 2003 but excluding the cost of continuing activities is set out below:

£m
Cost of shares	(102.3)
Transaction costs	(3.8)

(106.1)
Cash and liquid resources inherited with OGS	126.6
Cash outflow since date of acquisition	(30.5)
Net Confirmant cash acquired	6.4
Costs in relation to continuing activities	3.9

Total inflow for the year ended 31 December 2003	0.3

8. Businesses held for resale

On acquisition of OGS Celltech identified the Proteomics business as being held for immediate disposal.

After significant initial interest the last potential buyer for the Proteomics business withdrew from negotiations in late November 2003. At that point a decision was taken to terminate the operations immediately. Consequently from that date onwards, it was no longer appropriate to treat the business as a business held for disposal and therefore as part of the OGS closure costs a charge of £0.5 million was made in respect of Proteomics redundancies.

OGS held a 50:50 joint venture relationship with Marconi, Confirmant Limited (‘Confirmant’). The purpose of the joint venture was to integrate and leverage Marconi’s broadband data transmission capabilities with OGS’s Proteomics database. Confirmant had initial funding of £30 million contributed by Marconi and OGS equally. Confirmant operated with a separate management and sales team. Following the failure to dispose of the Proteomics business, agreement was reached with Marconi to terminate the joint venture and distribute the remaining cash. This resulted in a payment to Marconi of £4.1 million, however OGS then received full rights over the remaining £10.5 million of cash and liquid resources remaining in the joint venture. The payment to Marconi took account of amounts owed to OGS and their share of closure costs.

The table below summarises the transaction:

£m
Acquisition of remaining 50% of Confirmant	(4.1)
Cash acquired	10.5

Net cash acquired	6.4

Pro Forma Condensed Combined Profit and Loss Accounts

On 15 June 1999 Celltech and Chiroscience announced plans for the merger of their respective businesses. The merger took effect on 3 August 1999. On 26 January 2000, the Group acquired Medeva PLC. Due to the significant impact to the financial position of the Group caused by these two transactions the Directors believe that shareholders would benefit from certain additional pro-forma financial information.

Presented below is a five year summary of the Celltech Group, on a pro-forma basis as if the Chiroscience and Medeva businesses had been part of the Celltech Group for the entire period.

	Total continuing operations
	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m

Turnover	353.3	329.6	303.1	250.2	243.4
Cost of sales	(101.5)	(94.7)	(83.5)	(74.1)	(72.5)

Gross profit	251.8	234.9	219.6	176.1	170.9

Investment in research and development	(106.1)	(95.7)	(90.7)	(78.5)	(80.9)
Selling, marketing and distribution expenses	(67.4)	(71.5)	(78.6)	(52.0)	(57.1)
Administrative expenses	(31.3)	(26.8)	(24.9)	(26.7)	(33.4)

Operating profit/(loss) before other income	47.0	40.9	25.4	18.9	(0.5)
Other income	2.5	8.1	18.8	4.6	20.2

Operating profit	49.5	49.0	44.2	23.5	19.7
Net interest receivable/(payable)	2.7	1.4	3.6	1.6	(0.1)

Profit before tax	52.2	50.4	47.8	25.1	19.6

Basis of preparation

1.	The results are presented before goodwill and exceptional items.

2.	The 2002, 2001, 2000 and 1999 results are presented at historic exchange rates.

3.	The results of businesses which were held for immediate disposal on the acquisition of Medeva PLC and OGS are excluded.

4.	The 2003, 2002 and 2001 figures are extracted, without adjustment, from the audited profit and loss account, before goodwill and exceptional items presented in the relevant financial statements. The 2000 and 1999 figures are extracted from the pro-forma note, audited by Ernst & Young and presented in the 2000 financial statements.